

December 30, 2014

<u>Via E-mail</u>
Steven L. Polacek
Senior Vice President and Chief Financial Officer
Capella Education Company
Capella Tower
225 South Sixth Street, 9th Floor
Minneapolis, MN 55402

   Re: **Capella Education Company**
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed February 20, 2014
     File No. 1-33140

Dear Mr. Polacek:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Terry French for

         Larry Spirgel
         Assistant Director